UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of August 2010
Commission File Number: 001-33632
__________________________

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of registrant as specified in its charter)
__________________________
7 Reid Street
4th Floor
Hamilton, HM 11, Bermuda
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____.

The following documents which are attached as an exhibit hereto, are incorporated by reference herein:

Exhibit	Title

99.1	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: August 20, 2010	By:	/s/ Greg Morrison
Name: Greg Morrison
Title: Vice President